Exhibit 99.1

RANDGOLD & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share Code: RNG (suspended) ISIN: ZAE000008819

ADR Ticker Symbol: RANGE

(“R&E” or “the Company”)

MEETING CONVENED IN TERMS OF SECTION 181 AND 179(4) OF THE COMPANIES ACT, 61 OF 1973; AND EXTENSION OF CAUTIONARY.

SECTION 181

Shareholders are advised that on 19 January 2007, a group of shareholders holding in excess of one-twentieth of the company’s issued share capital, requisitioned that a General Meeting of the Company be convened in terms of Section 181 of the Companies Act, 61 of 1973 (“The Act”) and articles 44 and 45 of the Articles of Association of R&E. The collective requisitionists are; Trinity Preferred Provident Fund, Trinity Protected Provident Fund, Trinity Preferred Living Annuity Fund, and Clear Horizon Multi Strategy Fund.

SECTION 179(4)

As a result of an application made by the Company to the Registrar of Companies on 6th February 2007, the Registrar has authorised the Company to call a General Meeting in terms of Section 179(4) of the Act (which shall be deemed to be an Annual General Meeting), to be held simultaneously with the Section 181 General Meeting.

The combined Meeting is scheduled to take place in The Auditorium, 28 Harrison Street, Johannesburg on 9th March 2007, at 9h.00.

The notice convening the Meeting (including a copy of the annexure to the requisition) will be dispatched to shareholders on or about 9th February 2007.

FURTHER RENEWAL OF CAUTIONARY ANNOUNCEMENTS

R&E shareholders are advised that year-end financial statements for R&E for the years ended 30 December 2004, 2005 and 2006 have not been completed and will not be tabled at the General Meeting (to be deemed to be an Annual General Meeting). Shareholders are advised that they should continue to exercise caution when trading in their shares over-the-counter.

FORWARD-LOOKING STATEMENT DISCLAIMER FOR R&E

Certain statements in this announcement, as well as oral statements that may be made by R&E’s officers, directors or employees acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements". These include, without limitation, those statements concerning the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E; R&E's ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI and the success of its mediation with JCI; and the ultimate impact on R&E's previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets. Although R&E believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of R&E and JCI; the ability of R&E to defend successfully any counterclaims or proceedings against it; the ability of R&E and its forensic investigators to obtain the necessary information with respect to R&E's transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements; the willingness and ability of R&E’s forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or not currently considered material by R&E; and the risks identified in Item 3 of R&E's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

8 February 2007

Johannesburg

Sponsor

Sasfin Capital

(A division of Sasfin Bank Limited)